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                                             FILED BY KEY ENERGY SERVICES, INC.
                          PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

                                     Subject Company:  Key Energy Services, Inc.
                                     Registration Statement File No.:  333-83924


KEY ENERGY SERVICES, INC.
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NEWS RELEASE


FOR IMMEDIATE RELEASE:                                      CONTACT: JOHN DANIEL
TUESDAY, MAY 14, 2002                                             (215) 862-7900


                 KEY ENERGY ANNOUNCES ACQUISITION OF Q SERVICES

MIDLAND, TX, MAY 14, 2002 - Key Energy Services, Inc. (NYSE: KEG) announced today that it has signed a definitive merger agreement with Q Services, Inc. of Houston, Texas. Q Services is one of the largest privately held production services companies in the United States, with primary operations in Texas, Louisiana, Oklahoma, New Mexico and the Gulf of Mexico. The merger consideration to be paid is based on an enterprise value of Q Services of $265 million and upon closing is expected to be immediately and significantly accretive to Key's earnings and cash flow. Under terms of the merger agreement (and based on current projections of the balance sheet of Q Services on the closing date), Key expects to issue between $185 million and $190 million of Key common stock valued between $11.00 and $13.00 per share. Closing of the acquisition is subject to HSR clearance, completion of confirmatory due diligence and other typical closing conditions.

Q Services has three lines of business: (i) fluid hauling services with approximately 350 vacuum trucks, 700 frac tanks and 26 active salt water disposal wells; (ii) pressure pumping, acidizing, and cementing services, which operate under the name American Energy Services; and (iii) fishing and rental tools, which operate under the name QTS Fishing and Rental tools and are located primarily in the Gulf Coast region. As Key and Q Services operate in adjacent and/or overlapping locations, the merger should result in significant synergies and cost savings estimated to be up to $10 million annually.

In addition to the earnings and cash flow accretion, the acquisition will further strengthen Key's balance sheet. The Company's net debt to capitalization ratio at closing is expected to improve to approximately 38% from 41% at March 31, 2002. The combined companies will have approximately $1.5 billion in assets and approximately 1,500 well service rigs, 2,050 oilfield service vehicles, 2,000 frac tanks, 120 disposal wells, 79 drilling rigs, expanded fishing and rental tools, and a substantial, high quality pressure pumping business.

Francis D. John, the Company's Chairman and Chief Executive Officer commented, "This acquisition meets all of Key's stated growth objectives: (i) the acquisition is accretive; (ii) the acquisition further strengthens the balance sheet; (iii) the acquisition expands the existing product line; and (iv) the acquisition significantly adds to cash flow. Q Services, under the leadership of the Johnson family and the outstanding efforts by its employees, has established itself as a premier oil and gas production services company. Many of the services offered by Q are complimentary to Key's existing services."

Mr. John continued, "After closing, we will be even better prepared to serve our customers - we can deliver an increased range of services, bring a larger base of equipment to bear and allow our customers to enhance their profitability by reducing the number of vendors they must use. And, for our shareholders, this transaction will continue to strengthen and improve Key's solid strategic and financial position. As stated previously, we will make acquisitions that are strategic and accretive, that strengthen the balance sheet, and that allow us to more fully serve our customer base."

KEY ENERGY SERVICES IS THE WORLD'S LARGEST WELL SERVICE COMPANY AND OWNS APPROXIMATELY 1,478 WELL SERVICE RIGS AND 1,641 OILFIELD SERVICE VEHICLES, AS WELL AS 79 DRILLING RIGS. THE COMPANY PROVIDES DIVERSIFIED ENERGY OPERATIONS INCLUDING WELL SERVICING, CONTRACT DRILLING AND OTHER OILFIELD SERVICES AND OIL AND NATURAL GAS PRODUCTION. THE COMPANY HAS OPERATIONS IN ALL MAJOR ONSHORE OIL AND GAS PRODUCING REGIONS OF THE CONTINENTAL UNITED STATES AND IN ARGENTINA AND ONTARIO, CANADA.


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                       6 DESTA DRIVE, MIDLAND, TX 79705


CERTAIN COMMENTS CONTAINED IN THIS NEWS RELEASE CONCERNING THE BUSINESS OUTLOOK AND ANTICIPATED FINANCIAL RESULTS OF THE COMPANY CONSTITUTE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND ARE SUBJECT TO THE SAFE HARBOR CREATED BY THAT ACT. WHENEVER POSSIBLE, THE COMPANY HAS IDENTIFIED THESE "FORWARD-LOOKING STATEMENTS" BY WORDS SUCH AS "EXPECTS", "BELIEVES", "ANTICIPATES" AND SIMILAR PHRASES. THE FORWARD-LOOKING STATEMENTS ARE BASED UPON MANAGEMENT'S EXPECTATIONS AND BELIEFS AND, ALTHOUGH THESE STATEMENTS ARE BASED UPON REASONABLE ASSUMPTIONS, THERE CAN BE NO ASSURANCES THAT THE FINANCIAL RESULTS OR COMPONENTS WILL BE AS ESTIMATED. THE COMPANY ASSUMES NO OBLIGATION TO UPDATE PUBLICLY ANY FORWARD-LOOKING STATEMENTS WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

INVESTORS ARE URGED TO CAREFULLY READ THE PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. The prospectus will be filed with the SEC by Key Energy Services, Inc. Investors may obtain a free copy of the prospectus (when it is available) and other documents containing information about Key Energy Services, Inc., without charge, at the SEC's web site at www.sec.gov. Copies of the prospectus may also be obtained for free by directing a request to Key Energy Services, Inc., 400 South River Road, New Hope, Pennsylvania, 18938, attention: General Counsel.